02 MAY 21 AM 10: 2

WashTec AG

WashTec AG · Argonstraße 7 · D-86153 Augsburg

Securities and Exchange Commision
Office of International Corporate Finance
Division of Corporate Finance
450 Street, N. W.

Washington D. C. 20549

USA

Ihr Ansprechpartner: K. Kalb

Durchwahl: +49/(0)821-5584-1134

Datum: 05.06.2002

02034372

SUPPL

Dear Sirs,

enclosed you find a copy of our press release dated 06th of May 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

Karoline Kalb

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

WashTec AG | Argonstraße 7 · D-86153 Augsburg
Telefon: +49 (0)821/55 84-0
Fax: +49 (0)821/55 84-1204
Internet: www.washtec.de

Vorstand: Wolfgang Decker (Vors.)
Sabine Decker
Dietmar W. Mundil

Aufsichtsratvorsitzender: Dr. Märten Burgdorf

Bankverbindung: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024 261 000

Sitz der Gesellschaft: Augsburg
HRB 81 Amtsgericht Augsburg

Presse-Kontakt:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESSEMITTEILUNG

WashTec trotzt Marktschwäche

- **Internationale Vertriebsaktivitäten werden intensiviert**
- **EBIT-Marge soll mittelfristig auf 8% steigen**

Augsburg / München, 06.05.2002 – Die WashTec AG (WKN 750 750) will auch in den kommenden Jahren die Technologie- und Marktführerschaft als Full-Service-Anbieter von Reinigungstechnik für Transportsysteme behaupten. Der Konzern habe im vergangenen Jahr die organisatorischen Voraussetzungen geschaffen, um auch in Zukunft den Ertrag des Unternehmens nachhaltig zu steigern, gab Wolfgang Decker, Vorstandsvorsitzender der WashTec AG, auf der heutigen Bilanzpressekonferenz in München bekannt.

Im abgelaufenen Geschäftsjahr erzielte das Unternehmen einen Umsatz von 256,2 Mio. Euro (Vorjahr: 267,0 Mio. Euro). Davon wurden 143,5 Mio. Euro im Ausland generiert. Der Inlandsumsatz lag bei 112,7 Mio. Euro. Das Ergebnis vor Zinsen, Steuern und Abschreibungen (EBITDA) nach IAS stieg auf 25,0 Mio. Euro. Das entspricht einem Plus von rund 42% gegenüber dem Vorjahreswert in Höhe von 17,6 Mio. Euro. Das Ergebnis vor Zinsen und Steuern (EBIT) verbesserte sich auf 13,5 Mio. Euro nach 6,6 Mio. Euro im Vorjahr. Der Jahresüberschuss lag bei 1,6 Mio. Euro (Vorjahr: minus 9,9 Mio. Euro). Die Personalaufwandsquote konnte gegenüber dem Vorjahr um 2 Prozentpunkte auf 33,7% gesenkt werden. Der leichte Anstieg der

Presse-Kontakt:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

Materialaufwandsquote von 41,2% auf 42,3% ist auf einen höheren Anteil des Auslandsgeschäftes am Gesamtumsatz zurückzuführen.

Der Hauptversammlung am 20. Juni 2002 wird die Zahlung einer Dividende in Höhe von 0,10 Euro je Aktie für das Jahr 2001 vorgeschlagen (Vorjahr: 0,31 Euro). Durch die Verringerung des Ausschüttungsvolumens von 2,36 Mio. Euro auf 0,76 Mio. Euro soll die Finanzierungskraft der WashTec-Gruppe weiter gestärkt werden. Alle Bemühungen sind darauf ausgerichtet, den Wert des Unternehmens auch in den kommenden Jahren nachhaltig zu steigern, so Decker.

Im Jahr 2001 hat WashTec die fusionsbedingte Restrukturierung des Unternehmens abgeschlossen. Durch die erfolgreiche Realisierung der Synergiepotenziale erzielte das Unternehmen innerhalb von zwei Jahren Einsparungen in Höhe von 26,6 Mio. Euro. Damit ist das ursprünglich bis Ende 2002 angestrebte Ziel bereits ein Jahr früher erreicht worden. Laut Decker wolle man sich jedoch nicht mit dem Erreichten zufrieden geben. Aufgrund der veränderten Marktbedingungen in 2001 wurden alle Unternehmensbereiche einer erneuten Prozessstrukturanalyse unterzogen, um eine weitere Optimierung der Arbeitsprozesse zu erreichen. Mittelfristig strebe man eine EBIT-Marge von 8% an, so Decker weiter. Angesichts des zur Zeit verhaltenen Investitionsklimas in Deutschland wird WashTec die internationalen Vertriebsaktivitäten weiter forcieren. Dabei soll unter anderem in Italien und Nordamerika noch nicht genutztes Marktpotential erschlossen werden. Interessante Ansätze seien, so Decker, auch in Russland und China zu verzeichnen. Mit seinem breitgefächerten Produkt- und Leistungsspektrum kann WashTec schnell und flexibel auf Marktanforderungen reagieren. Dennoch wird man auch künftig an der Erweiterung des Angebotes arbeiten.

Eine zentrale Aufgabe für die kommenden Jahre ist die weitere Stärkung des weltweiten Servicenetzes durch den Ausbau der internationalen Präsenz über eigene Tochtergesellschaften und ein exklusiv tätiges Händlernetz. Der Erfolg im Bereich

Presse-Kontakt:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

der Nutz- und Schienenfahrzeuge sei laut Decker Anlass, diese beiden Produktbereiche weiter voranzutreiben. Im Bereich PKW-Waschanlagen ist die Einführung der neuen Produktreihe WT 1 für Ende 2002 geplant. Dabei handelt es sich um eine völlig neue Maschinengeneration, die entscheidende Impulse in den Markt tragen wird, sagte Decker.

Für das laufende Jahr ist der Vorstand verhalten optimistisch. Traditionell und branchentypisch verlief das erste Quartal eher ruhig. Der Auftragsbestand lag leicht unter dem Vorjahreswert. Noch immer sei die Investitionszurückhaltung der Mineralölgesellschaften zu spüren. Zwar werde der Abschluss des Rahmenvertrags mit der ExxonMobil im März als erstes positives Zeichen gewertet und habe auch strategische Bedeutung. Mit einer deutlichen Verbesserung der Lage rechne Decker jedoch erst ab dem zweiten Halbjahr.

WashTec

Presse-Kontakt:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESS RELEASE

WashTec withstands weak market

- **International sales activities to be stepped up**
- **EBIT margin to rise to 8% in the medium term**

Augsburg / Munich, May 6, 2002 – WashTec AG (WKN 750 750) intends to defend its technology and market leadership as a full-service supplier of cleaning technology for transport systems in the coming years. At today's accounts press conference in Munich, Board Chairman Wolfgang Decker said that the company used FY 2001 to lay the organizational foundation for ensuring a sustained increase in the company's future earnings.

In the past fiscal year, the company generated sales of € 256.2 million (previous year: € 267.0 million), of which € 143.5 million were generated abroad. Earnings before interest, taxes, depreciation and amortization (EBITDA) to IAS climbed to € 25.0 million. This represents an increase by approx. 42% over the previous year's € 17.6 million. Earnings before interest and taxes (EBIT) rose from € 6.6 million to € 13.5 million. The profit for the year amounted to € 1.6 million (previous year: € -9.9 million). The staff cost ratio was reduced by 2 percentage points to 33.7%. The moderate increase in the cost of materials ratio from 41.2% to 42.3% is attributable to the higher percentage of international sales.

Payment of a dividend of € 0.10 per share for FY 2001 (previous year: € 0.31) will be proposed to the annual general meeting on June 20, 2002. By reducing the total payout volume from € 2.36 million to € 0.76 million, the WashTec Group intends to further strengthen its financial muscle. According to Wolfgang Decker, all efforts will

Presse-Kontakt:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

focus on achieving a sustained increase in the value of the company in the coming years.

In FY 2001, WashTec completed the merger-related corporate reorganization. Synergies exploited in the past two fiscal years totalled € 26.6 million. This means that the target originally set for the end of 2002 has been reached one year earlier than planned. According to Wolfgang Decker, the company does not intend to rest on its laurels, though. Due to the changed market conditions in 2001, all divisions were subjected to a renewed process structure analysis in order to achieve a further optimization of work processes. The company aims to achieve an EBIT margin of 8% in the medium term. In view of the subdued spending climate currently prevailing in Germany, WashTec will step up its international sales activities, e.g. by tapping unused market potential in Italy and North America. Wolfgang Decker also sees interesting potential in Russia and China. The wide range of products and services allows WashTec to respond swiftly and flexibly to changing market requirements. The company will nevertheless continue to expand its product and service portfolio going forward.

A key task for the coming years is the continued strengthening of the company's international presence ensured by its own subsidiaries and a network of exclusive dealers. According to Wolfgang Decker, the success of WashTec's commercial vehicle and train wash activities has prompted the company to further expand these two product segments. In the car wash segment, the launch of the new WT 1 product line has been scheduled for the end of 2002. Wolfgang Decker expects this new car wash generation to provide the market with important stimulation.

The Executive Board views the current fiscal year with moderate optimism. The first quarter was rather calm, which is quite typical of this line of business. The backlog of orders was down slightly on the previous year. The spending restraint on the part of the oil companies continued to make itself felt. While the conclusion of the framework

Presse-Kontakt:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

agreement with ExxonMobil in March is seen as a first positive sign and has strategic importance, Wolfgang Decker does not expect the situation to improve before the second half of the year.